August 26, 2016
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082961-0137

Via EDGAR System

Mr. Jakob Sandoval U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Annual Reports on Form N-CSR Fiscal Year Ended October 31, 2015
Filed January 8, 2016

Dear Mr. Sandoval:

On behalf of our client, Hennessy Funds Trust (the “Trust”), set forth below is the Trust’s response, on behalf of its series (the “Funds”), to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Reports referenced above (collectively, the “Annual Report”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Trust’s responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

General Comment

1.    In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Trust acknowledging that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•	Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report, and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Trust that (1) the Trust, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Jakob Sandoval
U.S. Securities and Exchange Commission
August 26, 2016

Annual Report on Form N-CSR

1.    Please ensure that the Funds’ indemnification arrangements are disclosed in the Notes to the Financial Statements.

Response:  In future filings, the Funds will ensure that the Funds’ indemnification arrangements are disclosed in the Notes to the Financial Statements.

2.    Please ensure that cross trades pursuant to Rule 17a-7 of the Investment Company Act are disclosed in the Notes to the Financial Statements.

Response:  During the fiscal year, the Funds did not execute cross trades pursuant to Rule 17a-7 of the Investment Company Act.  In future filings, the Funds will ensure that any cross trades pursuant to Rule 17a-7 are disclosed in the Notes to the Financial Statements.

3.    Please note in the Notes to the Financial Statements that the Funds pay a portion of the compensation of the Funds’ Chief Compliance Officer.

Response:  In future filings, the Funds will note in the Notes to the Financial Statements that the Funds pay a portion of the compensation of the Funds’ Chief Compliance Officer.

4.    Please describe the fees paid to sub-advisers in the Notes to the Financial Statements.

Response:  In future filings, the Funds will describe the percentage amount paid to sub-advisers in the Notes to the Financial Statements.

5.    In the Statement of Operations state separately the net realized gain or loss on transactions in (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers.

Response:  The Funds acknowledge this requirement and have, when applicable, reported net realized gain or loss on transactions separately with regard to (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers. In future filings, the Funds will continue to state separately in the Statement of Operations the Funds the net realized gain or loss on transactions in (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers.

6.    With respect to the pie charts reflecting the allocation of the Funds’ portfolio assets, please sure the basis of the presentation (namely, are the percentages based on net assets or on total assets) is consistently disclosed and that the Funds consistently monitor for compliance with industry concentration on the same basis.

Response:  The Funds note that in the heading of the pie chart, in a parenthetical, the disclosure states that the basis of the presentation is a percentage of net assets.  In future filings, the Funds will continue to ensure that the basis of the presentation is consistently disclosed and that the Funds consistently monitor for compliance with industry concentration on the same basis.  The Funds confirm that none of the Funds have exceeded their industry concentration limitations.

Mr. Jakob Sandoval
U.S. Securities and Exchange Commission
August 26, 2016

7.    Please confirm that the Hennessy Technology Fund is compliant with Rule 35d-1, as we noted that it has significant holdings in the health care industry.

Response:  The Trust confirms that the Hennessy Technology Fund is in compliance with Rule 35d-1, and the Trust carefully monitors this compliance.

8.    Please file the Administrative Services Agreement between the Hennessy Gas Utility Fund and the American Gas Association with the Funds’ next annual update of the Form N-1A Registration Statement.

Response:  As requested, the Funds will file the Administrative Services Agreement with the Funds’ next annual update of the Form N-1A Registration Statement.

9.    Please confirm that the Funds’ expense limitation agreement recoupment provisions are in compliance with 2009 Investment Companies Industry Developments Audit Risk Alert, Item 73 (“ARA.73”), which states: The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio.  The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year's expense cap.  Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.”

Response:  The Funds confirm that the Funds’ expense limitation agreement recoupment provisions comply with the guidance set forth in ARA.73, and that prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer